BioCancell Therapeutics, Inc.
Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775
Israel 972-2-548-6555

BY FAX (202) 772-9217 AND EDGAR

June 18, 2009

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attention:  Mike Rosenthall, Esq. and Jeffrey P. Riedler, Esq.

RE:	BioCancell Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-156252)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, BioCancell Therapeutics, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 12:00 p.m., Washington, D.C. time, on Monday, June 22, 2009.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, it would be appreciated if the Commission would advise our counsel, Robert Cohen ((212) 801-6907), by telephone upon the Registration Statement becoming effective.

Sincerely,

BIOCANCELL THERAPEUTICS, INC.

/s/ Avi Barak______________________
Name: Avi Barak
Title:  Chief Executive Officer and Director